SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2007

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the proxy statement to be sent to the shareholders of Optibase Ltd. on or about November 19, 2007.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 7, 2007

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 4 p.m., Israel time, on Thursday, December 20, 2007, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 8, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
November 7, 2007

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 4 p.m. Israel time, on Thursday, December 20, 2007, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2007 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To elect Ms. Orli Garti-Seroussi as an external director of the Company for a three-year term commencing on January 31, 2008;

    5.        To elect Mr. Itzhak Wulkan as an external director of the Company for a three-year term commencing on December 20, 2007;

    6.        To approve an employment agreement between the Company and Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company.

    7.        To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Alex Hilman and Ms. Dana Tamir-Tavor, who currently serve as directors of the Company and Mr. Itzhak Wulkan and Ms. Orli Garti-Seroussi, the proposed nominees to serve as external directors of the Company (see Proposals No. 4 and 5 above), in accordance with the Company’s 2006 Israeli Incentive Compensation Plan; and

    8.        To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in accordance with the Company’s 2006 Israeli Incentive Compensation Plan.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2006. These documents can be found on the Company’s website at: www.optibase.com.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on November 15, 2007 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
November 7, 2007

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 4 p.m., Israel time, on Thursday, December 20, 2007, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Board of Directors three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2007 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To elect Ms. Orli Garti-Seroussi as an external director of the Company for a three-year term commencing on January 31, 2008;

    5.        To elect Mr. Itzhak Wulkan as an external director of the Company for a three-year term commencing on December 20, 2007;

    6.        To approve an employment agreement between the Company and Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company.

    7.        To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Alex Hilman and Ms. Dana Tamir-Tavor, who currently serve as directors of the Company and Mr. Itzhak Wulkan and Ms. Orli Garti-Seroussi, the proposed nominees to serve as external directors of the Company (see Proposals No. 4 and 5 above), in accordance with the Company’s 2006 Israeli Incentive Compensation Plan; and

    8.        To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in accordance with the Company’s 2006 Israeli Incentive Compensation Plan.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2006. These documents can be found on the Company’s website at: www.optibase.com.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals No. 1 through 3 and 7 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

        The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No. 4 and 5; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on their behalf. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on their behalf. Shareholders who do not indicate whether or not they are controlling shareholders of the Company or someone on their behalf will not be eligible to vote their Shares as to such proposals.

        The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No. 6 and 8; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposals No. 6 and 8. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

        Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)	a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)	a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

        A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for each of Proposals No. 4 through 6 and 8). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for Shareholders in “Street Name”

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Position Statements

        Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than November 25, 2007. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about November 19, 2007 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 13,635,108 Shares outstanding as of November 4, 2007 (such number excludes (i) 372,473 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 81,650 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 4, 2007 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, constitute as of the date of this Proxy Statement, the entire Board of Directors. For information regarding the proposed nominees for external directors who will replace the currently serving external directors, see Proposals No. 4 and 5 herein. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 4, 2007:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)

Tom Wyler(i)	2001	Chief Executive Officer and Executive Chairman of the Board of Directors of the Company	19.24%(2)
Dana Tamir-Tavor(ii)	2000	Chief Operations Officer at Comverse MMS	0.22%(3)
Alex Hilman	2002	Partner in an Israeli accounting firm	0.22%(4)

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)

Gil Weiser(ii)(iii)	2004	Chairman of the Executive Board of Directors of the Haifa University and a member of the Board of directors of several other companies.	0.11%(5)
Chaim Labenski(i)(ii)(iii)	2002	Investment advisor	0.22%(6)

(1)	The beneficial ownership is calculated based on 13,635,108 Shares outstanding as of November 4, 2007. Such number excludes (i) 372,473 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 81,650 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of November 4, 2007 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 4, 2007 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person. Based on information provided to us by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. For information regarding the Company’s proposals to grant each of Messes Wyler and Hilman and Ms. Tamir-Tavor 12,000 Restricted Shares of the Company, see Proposals No. 7 and 8 herein.
(2)	Including 275,000 options that are currently exercisable or exercisable within 60 days as of November 4, 2007.
(3)	Consisting of 30,000 options that are currently exercisable or exercisable within 60 days as of November 4, 2007.
(4)	Including 20,750 options that are currently exercisable or exercisable within 60 days as of November 4, 2007.
(5)	Consisting of 15,000 options that are currently exercisable or exercisable within 60 days as of November 4, 2007.
(6)	Consisting of 30,000 options that are currently exercisable or exercisable within 60 days as of November 4, 2007.

(i) Member of the investment committee.
(ii) Member of the compensation committee.
(iii) Member of the audit committee.

        Tom Wyler. Tom Wyler serves as Chief Executive Officer and Executive Chairman of the Company’s Board of Directors. Since his investment in the Company in September 2001 (then through Festin Management Corp.), Mr. Wyler served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir -Tavor. Dana Tamir-Tavor joined the Company’s Board of Directors in September 2000. Presently Ms. Tamir-Tavor is serving as the Chief of Staff of the VAS Group in Comverse. From January 1997 to May 2000, Ms. Tamir-Tavor served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury Interactive. Prior to that Ms. Tamir-Tavor managed and executed large-scale Command Control & Communication real-time systems for the Military and Homeland Security industries industry in Israel and Europe for NESS Technologies.

        Alex Hilman. Alex Hilman joined the Company’s Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served in the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures on taxation in Tel-Aviv University, has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel Aviv University.

Alternate Directors

        Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        The service of Mr. Gil Weiser as an external director of the Company will terminate, pursuant to applicable law, on December 16, 2007 and it is proposed to elect Mr. Itzhak Wulkan as an external director in his stead, see Proposal No. 5 below. The service of Mr. Chaim Labenski as an external director of the Company will terminate, pursuant to applicable law, on January 30, 2008 and it is proposed to elect Ms. Orli Garti-Seroussi as an external director in his stead, see Proposal No. 4 below.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir-Tavor as directors of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND THEIR REMUNERATION

        Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2007 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

        Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2007, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY’S PURCHSASE OF AN INSURANCE POLICY
CONCERNING DIRECTORS’ AND OFFICERS’ LIABILITY, INCLUDING AS DIRECTORS
AND OFFICERS OF THE COMPANY’S SUBSIDIARIES

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 1, 2007 until March 31, 2008. Such policy covers a total liability of US $10 million. The premium paid by the Company with respect to such insurance policy is approximately US $63,500.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of an insurance policy with respect to directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

ELECTION OF MS. ORLI GARTI-SEROUSSI AS AN EXTERNAL DIRECTOR FOR
A THREE-YEAR TERM COMMENCING ON JANUARY 31, 2008

        Mr. Chaim Labenski will complete his service as an external director of the Company on January 30, 2008. The Company proposes to elect Ms. Orli Garti-Seroussi as an external director of the Company in his stead for a 3-year term commencing on January 31, 2008.

        Orli Garti-Seroussi. Ms. Garti-Seroussi has served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa since August 2001. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University.

        Ms. Orli Garti-Seroussi notified the Company that she complies with all requirements under the Israeli Companies Law for serving as an external director.

        The compensation of Ms. Garti-Seroussi for her service as external director of the Company shall be an annual amount of US $18,000, plus reimbursement of expenses, as approved by the Company’s shareholders on December 5, 2002. For information regarding the proposed grant of Restricted Shares to the Company’s directors, including Ms. Garti-Seroussi, see Proposal No. 7 below.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Ms. Orli Garti-Seroussi as an external director of the Company for a three-year term commencing on January 31, 2008, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

ELECTION OF MR. ITZHAK WULKAN AS AN EXTERNAL DIRECTOR FOR
A THREE-YEAR TERM COMMENCING ON DECEMBER 17, 2007

        Gil Weiser will complete his service as an external director of the Company on December 16, 2007. The Company proposes to elect Mr. Itzhak Wulkan as an external director of the Company in his stead for a 3-year term commencing on December 17, 2007.

        Itzhak Wulkan. Mr. Wulkan is an independent entrepreneur and has over 30 years of experience in various aspects of Hi-Tech industry at senior positions in leading Israeli corporations (among others Vice-President of Business Development Wireless at Audiocodes; Vice-President of Business Development MMA group at Comverse; founder and head of R&D and project department at Tadiran Switching). Mr. Wulkan holds an MBA degree from Tel Aviv University and a B.Sc degree in electrical engineering from the Technion – Israeli Technological Institute.

        Mr. Itzhak Wulkan notified the Company that he complies with all requirements under the Israeli Companies Law for serving as an external director.

        The compensation of Mr. Wulkan for his service as external director of the Company shall be an annual amount of US $18,000, plus reimbursement of expenses, as approved by the Company’s shareholders on December 5, 2002. For information regarding the proposed grant of Restricted Shares to the Company’s directors, including Mr. Wulkan, see Proposal No. 7 below.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Mr. Itzhak Wulkan as an external director of the Company for a three-year term commencing on December 17, 2007, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF AN EMPLOYMENT AGREEMENT BETWEEN THE COMPANY AND
MR. TOM WYLER, THE CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN OF
THE BOARD OF DIRECTORS WHO IS ALSO CONSIDERED THE CONTROLLING
SHAREHOLDER OF THE COMPANY

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve an employment agreement between the Company and Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company1, with respect to Mr. Wyler’s service as Chief Executive Officer of the Company (the “Employment Agreement”).

        The following is a summary of the principal terms of the Employment Agreement:

        Services: Mr. Wyler will continue his service as Chief Executive Officer of the Company. Mr. Wyler will be subject to the Board of Directors and will report regularly to the Board of Directors.

        Salary: The gross monthly payment in consideration for Mr. Wyler's services as Chief Executive Officer of the Company will be NIS 40,000.

        Social benefits: Mr. Wyler shall be entitled to managers’ insurance, educational fund (keren hishtalmut), 24 days annual vacation, sick leave and 10 days replenishment fees (dmey havraa).

        Other Benefits: The Company shall provide Mr. Wyler with a telephone, facsimile, mobile phone, internet connection, laptop and printer and shall bear all installation costs and all expenses related thereto. The Company shall also bear Mr. Wyler’s fuel expenses. All such expenses borne by the Company are included in the reimbursement of expenses agreement between Mr. Wyler and the Company. For additional information, see section “Effectiveness of Existing Agreements” below. Mr. Wyler shall also be entitled to medical insurance.

[1]	For information regarding the beneficial ownership of Shares held by Mr. Wyler, see Proposal No. 1 above.

        Bonuses: Mr. Wyler shall be entitled to a one-time bonus in the amount of $10,000 upon the execution of the Employment Agreement. In addition, the Board of Directors, at its sole discretion, may grant Mr. Wyler an annual bonus for each year commencing in 2008 (for the year 2007) which shall not exceed twice Mr. Wyler’s monthly salary.

        Confidentiality and Non Competition Undertakings: Mr. Wyler has undertaken towards the Company confidentiality and non-competition undertakings.

        Term: The Employment Agreement is for a three-year term commencing retroactively on October 1, 2007.

        Any party to the Employment Agreement may terminate it by providing the other party with a 4-month advance written notice. At the Company’s discretion, Mr. Wyler shall be obligated to continue working during the first two months of such 4-month advance notice period. During the next two months Mr. Wyler shall be free to practice any other business without the receipt of the Company’s approval. The Company may elect to pay Mr. Wyler a one time payment for such advance notice period.

        Notwithstanding the above, the Company may terminate the Employment Agreement and Mr. Wyler’s employment immediately for Cause, as such term is defined in the Employment Agreement.

        Effectiveness of Existing Agreements: The Employment Agreement does not derogate from any other rights granted to Mr. Wyler, including inter alia, Mr. Wyler’s options to purchase Shares as approved by the Company’s shareholders on December 5, 2002 and on December 16, 2004 and Mr. Wyler’s right for reimbursement of expenses in an aggregate annual amount that shall not exceed $50,000 as approved by the Company’s shareholders on November 8, 2006.

        Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

        The Audit Committee and Board of directors stated in their approval of the Employment Agreement that the proposed Employment Agreement is intended to compensate Mr. Wyler for his service as Chief Executive Officer of the Company and his continued contribution to the Company’s development. The Audit Committee and Board of Directors further noted that the terms of the proposed Employment Agreement are reasonable, taking into consideration, among other things, the services performed by Mr. Wyler in the Company, the overall compensation received by Mr. Wyler from the Company and comparable compensation paid to senior officers in companies of the size of the Company. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed Employment Agreement is in the Company’s interests.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Employment Agreement between the Company and Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF A GRANT BY THE COMPANY OF 12,000 RESTRICTED SHARES OF THE
COMPANY, IN THREE EQUAL CONSECUTIVE ANNUAL GRANTS, TO MR. ALEX HILMAN
AND MS. DANA TAMIR-TAVOR, WHO CURRENTLY SERVE AS DIRECTORS OF THE
COMPANY AND TO MR. ITZHAK WULKAN AND MS. ORLI GARTI-SEROUSSI, THE
PROPOSED NOMINEES TO SERVE AS EXTERNAL DIRECTORS OF THE COMPANY, IN
ACCORDANCE WITH THE COMPANY’S 2006 ISRAELI INCENTIVE COMPENSATION
PLAN

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of 12,000 restricted shares of the Company in three (3) equal consecutive annual grants to each of Mr. Alex Hilman and Ms. Dana Tamir-Tavor, who currently serve as directors of the Company and Mr. Itzhak Wulkan and Ms. Orli Garti-Seroussi, the proposed nominees to serve as external directors of the Company (collectively, the “Restricted Shares” and “Recipients” respectively). The Restricted Shares will be granted pursuant to the Company’s 2006 Israeli Incentive Compensation Plan (the “Plan”), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of the Recipients, in accordance with the capital gains tax track selected by the Company, see also the “Taxation” section below.

        Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of November 4, 2007, approximately 0.34% of the Company’s issued share capital and approximately 0.30% of the Company’s issued share capital, on a fully diluted basis2.

        The following is a short summary of the principal terms of the grant of Restricted Shares to the Recipients:

        Administration of the Plan

        Subject to applicable law, the Articles of Association of the Company, and any resolution to the contrary by the Board of Directors, the Board of Directors (the “Administrator”) is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. The Administrator may, at any time, and when applicable, after consultation with the trustee, amend, alter, suspend or terminate the Plan.

        Dates of Grant

        Each Recipient is entitled to receive 4,000 Restricted Shares on each of the following dates: February 1, 2008, February 1, 2009 and February 1, 2010 (the “Dates of Grant”), provided that the Recipient will serve as a director on each Date of Grant.

        Purchase Price

        The Restricted Shares shall be granted to the Recipients for no consideration. Upon each grant of the Restricted Shares the Company will capitalize such amount that equals to the par value of the Restricted Shares granted, out of its profits, out of premium paid for Shares, or out of any other item included in its share capital, as required by the Companies Law.

[2]	Assuming the exercise of 1,991,942 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

        Vesting Periods

        The Restricted Shares granted on each Date of Grant shall vest after a two-year period (50% each year) from their Date of Grant (the “Vesting Periods”), subject to the continued employment or service of the Recipients in the Company, see the “Termination of Employment or Service” section below.

        Rights of the Restricted Shares

        The Restricted Shares shall have all rights and privileges of a shareholder as to the Restricted Shares, and receive dividends or other distributions with respect to the Restricted Shares, except that the Recipients shall not have any voting rights with respect to the Restricted Shares so long as the Restricted Shares have not vested.

        All Shares distributed as a dividend or distribution, if any, with respect to Restricted Shares prior to the applicable Vesting Period shall be subject to the same restrictions as the Restricted Shares in respect of which the dividend or distribution was made.

        Restrictions on the Restricted Shares

        General

        Restricted Shares may not be sold, pledged, assigned, transferred, or otherwise encumbered or disposed of for any reason until the latter of (i) the applicable Vesting Period; and (ii) the applicable Holding Period (as such term is defined in the “Taxation” section below).

        No vesting under the Plan shall entitle the Recipient to take possession of any shares or become the registered holder thereof until the Holding Period (as such term is defined in section “Taxation” below) has run (if applicable).

        Restrictions under Israeli securities law

        The Recipients are prohibited from offering the Restricted Shares on the Tel Aviv Stock Exchange (the “TASE”) for a period of six months commencing on the Date of Grant (the “Lock-up Period”).

        The Recipients are further prohibited from offering the Restricted Shares on the TASE during the six quarters immediately following the end of the Lock-up Period (the “Additional Periods”), unless each Recipient complies with each of the following:

    (i)        The number of Restricted Shares offered on any trading day on the TASE does not exceed the average daily trading volume of the Shares on the TASE in the eight-week period immediately preceding the date of such offer; and

    (ii)        The number of Restricted Shares offered on any trading day on the TASE does not exceed one per-cent (1%) of the issued and outstanding share capital of the Company during each quarter. For purposes of this section, the term “Issued and Outstanding Share Capital” excludes Shares issuable upon the exercise of options or the conversion of convertible securities, which options or convertible securities were issued prior to the date of offer of the Exercise Shares.

        For the purposes of this section, the term “Quarter” shall mean a three-month period.

        The above restrictions shall also apply to the Company’s securities purchased during the Lock-Up Period and the Additional Periods from each Recipient or from a corporation controlled by the Company, other than pursuant to a prospectus and other than during trade on the TASE.

        Restrictions under U.S. securities law

        If a registration statement for the Restricted Shares has not been filed with the U.S. Securities and Exchange Commission, each Recipient may not sell, transfer or otherwise dispose of the Restricted Shares, unless the Restricted Shares are registered under the Securities Act of 1933, as amended (the “Securities Act”) or are sold, transferred or otherwise disposed of pursuant to an available exemption from registration under the Securities Act.

        Termination of Employment or Service

        General

        If a Recipient ceases to be a director of the Company for any reason, other than by reason of death, Retirement3, Disability4 or Cause5, then any rights upon vested Restricted Share shall be delivered to the Recipient but only to the extent that they were vested within the date his employment or service terminates. All other Restricted Shares for the benefit of Recipients shall expire upon the date of termination of employment or service.

        Termination of employment or service for Cause

        In the event of termination of employment or service of a Recipient for Cause, then any unvested Restricted Shares shall terminate and expire on the day the Recipient is notified of his dismissal. The determination by the Administrator as to the occurrence of Cause shall be final and conclusive.

        Termination of employment or service by Reason of Death

        If termination of employment or service is by reason of death of the Recipient, then any rights upon vested Restricted Shares shall be delivered to Recipient’s estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after employment or service were terminated.

[3]	For the purpose of the Plan, “Retirement” means the termination of a Recipient’s employment as a result of his/her reaching the earlier of (i) the age of retirement prescribed by Law; or (ii) the age of retirement specified in the Recipient’s employment agreement; or (iii) the Company’s written consent for retirement”.
[4]	For the purpose of the Plan, “Disability” means disability resulting in the inability to perform services for the Company for six months or more.
[5]	For the purpose of the Plan, “Cause” when used in connection with the termination of a Recipient’s employment with, or services to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Recipient, (b) if no such definition exists, then any one of the following: (i) termination of engagement by the Company or an Affiliate, which under Israeli law denies the Recipient’s entitlement to severance pay; (ii) dishonesty towards the Company or an Affiliate, (iii) insubordination with respect to reasonable directives of the Recipient’s direct supervisor or to directives of the Board, (iv) substantial malfeasance or nonfeasance of duty, (v) embezzlement of the Company’s or an Affiliate’s funds, (vi) unauthorized disclosure of confidential information, (vii) conduct substantially prejudicial to the business of the Company or Affiliate, (viii) any substantial breach by the Recipient of his/ her employment or service agreement or any other obligations towards Company or an Affiliate.

        Termination of employment or service by Reason of Retirement or Disability

        If termination of employment or service is by reason of Retirement or Disability of the Recipient, the Recipient shall be entitled to any rights upon vested Restricted Shares to be delivered to Recipient’s estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after employment or service were terminated.

        Transfer of Employment or Service

        Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, Recipient’s rights to Restricted Shares shall not be terminated, forfeited or shall not expire solely as a result of the fact that the Recipient’s employment or service changes from the Company to an Affiliate6 or vice versa.

        Taxation

        For the purpose of the grant of the Restricted Shares, the Company elected to follow the capital gains tax track under Section 102 of the Israeli Tax Ordinance [New Version] of 1961. Under the capital gains tax track, the Restricted Shares must be held by a trustee for a period of 24 months commencing on the day on which the Restricted Shares were granted (the “Holding Period”) and generally, the Company may not recognize expenses pertaining to the Restricted Shares for tax purposes.

        All tax consequences under any applicable law (other than stamp duty) which may arise from the grant of the Restricted Shares or from the exercise or vesting thereof by or on behalf of the Recipient shall be borne solely by the Recipient. The Recipient shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

        Required Approvals for Grant

        The grant of the Restricted Shares is subject to all of the following: (i) the receipt of the requisite shareholder approval for the grant of the Restricted Shares under this Proposal No. 7; and (ii) the receipt of the approval of the TASE for the registration of the Restricted Shares for trade on the TASE.

        Applicable Law and Jurisdiction

        The Plan and documents related thereto is governed by, construed and administered in accordance with the Israeli law. The district courts of Tel Aviv-Jaffa shall be the appropriate and exclusive venue for any disputes arising under and in connection with this Plan and documents related thereto.

        Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

        The Audit Committee and Board of Directors stated in their approval of the proposed grant of Restricted Shares that the proposed grant is intended to compensate the directors for their service as directors of the Company and is, therefore, conducted in three equal grants. The Audit Committee and Board of Directors further stated that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation of the directors. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant is in the Company’s interests.

[6]	For the purpose of the Plan, “Affiliate” means “a present or future entity that either (i) controls the Company or is controlled by the Company; or (ii) is controlled by the same person or entity that controls the Company”.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company of 12,000 Restricted Shares of the Company, in three equal consecutive annual grants, to each of Mr. Alex Hilman and Ms. Dana Tamir-Tavor, the Company’s directors and Mr. Itzhak Wulkan and Ms. Orli Garti-Seroussi, the proposed nominees to serve as external directors of the Company, in accordance with the Company’s 2006 Israeli Incentive Compensation Plan, having been approved by the Audit Committee and the Board of Directors, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF A GRANT BY THE COMPANY OF 12,000 RESTRICTED SHARES OF THE
COMPANY, IN THREE EQUAL CONSECUTIVE ANNUAL GRANTS, TO MR. TOM WYLER,
THE CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN OF THE BOARD OF
DIRECTORS, WHO IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE
COMPANY, IN ACCORDANCE WITH THE COMPANY’S 2006 ISRAELI INCENTIVE
COMPENSATION PLAN

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of 12,000 restricted shares of the Company in three (3) equal consecutive annual grants to Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company7 (the “Restricted Shares”). The Restricted Shares will be granted pursuant to the Company’s 2006 Israeli Incentive Compensation Plan (the “Plan”), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of Mr. Wyler.

        Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute as of November 4, 2007, approximately 0.09% of the Company’s issued share capital and approximately 0.07% of the Company’s issued share capital, on a fully diluted basis8.

        The terms of grant by the Company of the Restricted Shares to Mr. Wyler are identical to the terms of grant of Restricted Shares to the other directors of the Company as discussed in Proposal No. 7 above, except that Mr. Wyler, as the controlling shareholder of the Company, is subject to a different tax treatment, which may also result in the Company not being able to recognize expenses pertaining to the Restricted Shares for tax purposes.

[7]	For information regarding the beneficial ownership of Shares held by Mr. Wyler, see Proposal No. 1 above.
[8]	Assuming the exercise of 1,991,942 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

        Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

        The Audit Committee and Board of Directors stated in their approval of the proposed grant of the Restricted Shares to Mr. Wyler that the proposed grant is intended to compensate Mr. Wyler for his service as Executive Chairman of the Board of Directors of the Company and is, therefore, conducted in three equal grants. The Audit Committee and Board of Directors further stated that the terms of grant are identical to the terms of grant of Restricted Shares to the other directors of the Company (see Proposal No. 7 above) and that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation of Mr. Wyler and the Company’s directors. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant is in the Company’s interests.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in accordance with the Company’s 2006 Israeli Incentive Compensation Plan, having been approved by the Audit Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2006. These documents can be found on the Company’s website at: www.optibase.com.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

November 7, 2007

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 20, 2007

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Moshe Shalom, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the “Company”), standing in the name of the undersigned at the close of business on November 15, 2007, at the Annual General Meeting of Shareholders of the Company to be held at the Company’s offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Thursday, December 20, 2007, at 4 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposals No. 1 through 3 and 7 (with regard to Proposals No. 4, through 6 and 8, see the specific instructions set forth on the reverse side), and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒	Please mark your votes as in this example.

Proposal 1: Re-election to the Company’s board of directors of three (3) directors currently in office.*

FOR	WITHHOLD AUTHORITY
☐	☐

(Nominees: Shlomo (Tom) Wyler; Alex Hilman and Dana Tamir-Tavor)

*INSTRUCTION: To withhold authority to vote for any individual nominee, cross out such nominee’s name.

Proposal 2: Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2007 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3: Approval of the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 4: Election of Ms. Orli Garti-Seroussi as an external director of the Company for a three-year term commencing on January 31, 2008.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4.)

YES	NO
☐	☐

Proposal 5: Election of Mr. Itzhak Wulkan as an external director of the Company for a three-year term commencing on December 20, 2007.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5.)

YES	NO
☐	☐

Proposal 6: Approval of an employment agreement between the Company and Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6.)

YES	NO
☐	☐

Proposal 7: Approval of a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Alex Hilman and Ms. Dana Tamir-Tavor, who currently serve as directors of the Company and Mr. Itzhak Wulkan and Ms. Orli Garti-Seroussi, the proposed nominees to serve as external directors of the Company, in accordance with the Company’s 2006 Israeli Incentive Compensation Plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 8: Approval of a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Tom Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in accordance with the Company’s 2006 Israeli Incentive Compensation Plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 8? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 8.)

YES	NO
☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2007

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.